As filed with the U.S. Securities and Exchange Commission on October 29, 2019
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM F-6
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES
EVIDENCED BY AMERICAN DEPOSITARY
RECEIPTS

Stanley Howard Enfranchise Inc.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuers name into English)

Pennsylvania several States of the American Union
(Jurisdiction of incorporation or organization of issuer)

Bank-City PHILADELPHIA, Reserve District
(Exact name of depositary as specified in its charter)
10 N. Independence Mall W
Philadelphia County, Pennsylvania, PA 19106
(215) 574-6000
(Address, including zip code, and telephone number, including area code, of depositarys principal executive offices)

National Association of Civilian Chapiters
2572 21 Street
Sacramento County, California  95818
(888) 900-5507
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Federal Reserve Bank Chairman
Jerome H. Powell, successors and
assigns
Constitution Ave NW & 20th Street
Northwest, Washington, DC 20551

Lewis, Yolanda
Yolanda Lewis Innovative Resources
Inc.
2572 21st Street
Sacramento County, California USA



It is proposed that this filing become effective under Rule 466:
immediately upon filing.
on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box: CALCULATION OF REGISTRATION FEE



Title of each Class of Securities: American Depositary Shares (ADS)

Amount to be Registered:  12 American Depositary Shares

Proposed Maximum Offering Price Per Unit*:  $250,000

Proposed Maximum Aggregate Offering Price **:  $3,000,000

Amount of Registration Fee:  $$389.40



* Each unit represents two-hundred fifty (250) ADSs.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.


The Registrant hereby registers this Statement on such date or dates being effective date until the Registrant shall in the future file an amendment which this Registration Statement ought to thereafter become effective in accordance with Section 8(a) to the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the Commission), acting pursuant to said Section 8(a), may determine.




PART I

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item 2. AVAILABLE INFORMATION
PART II

Item 3. EXHIBITS

Item 4. UNDERTAKINGS
SIGNATURES
INDEX TO EXHIBITS




PART I
INFORMATION REQUIRED IN PROSPECTUS
     The Prospectus consists for the proposed form to American
Depositary Receipt (ADR) included as Exhibit A to this
Registration Statement on Form F-6 and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE
REGISTERED
Cross-Reference Sheet
Item Number and Caption

Location in Form of ADR Filed Herewith
as Prospectus
1. Name of Depositary and address of its principal executive office:

Stanley Howard Enfranchise Inc.
1705 Elston, Philadelphia County
2. Title of ADRs and identity of deposited securities:

Face Value of ADR, top left, before Present
Through, Introductory paragraph.
Terms of Deposit:

 Bill of Exchange, Demand Draft,
Over-The-Counter by Receipt Pink Sheet
(a) Amount of deposited securities represented by one unit of ADRs:

Face Value of ADR, middle top and introductory paragraph.
(b) Any procedure for voting the deposited securities:

 No, only ordinary OTC transactions.
(c) Procedure for collecting and distributing dividends:

BOE issued through Deposit Now Account, or
Deliver to I.R.S./Treasury for assessment
(d) Procedures for transmitting notices, reports and proxy soliciting material:

No Solicitation.
(e) Sale or exercise of rights:

Real Property Bundle of (De Jure) Rights
(f) Deposit or sale of securities resulting from dividends, splits or plans of reorganization:

 Not Applicable; Issuance from Outstanding
Commercial Item.
(g) Amendment, extension or termination of the deposit agreement:

 Federal Reserve Act of in blank indorsement, registered and countersigned.
(h) Rights of holders of ADRs to inspect the transfer books of the depositary and the list of holders of ADRs:

Dual Capacity Person of State Sponsored Registrar and Reserve District ESC.
(i) Restrictions on the right to transfer or withdraw the underlying securities:

No Restrictions upon the issuance and deliver of BOE, etc.
(j) Any limitation on the depositarys
liability:

Depositary liability is upon the Superior respondent.
3. Fees and charges which may be imposed directly or indirectly on holders of ADRs:

Fees and chargers are incorporated in CUSIP.




Item 2. AVAILABLE INFORMATION
Item Number and Caption

Location in Form of ADR Filed Herewith
as Prospectus
(a) The Issuer is exempt from the
requirement to register the deposited
securities under Section 12(g) of the
United States Securities Exchange Act of
1934, as amended (the Exchange Act),
as it (1) is not required to file or furnish reports under Section 13(a) or
Section 15(d) of the Exchange Act,

N-8B4 Registration



PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS
(a)

Form of ADR, among Stanley Howard Enfranchise Inc., as Issuer, Bank-City PHILADELPHIA, Reserve District , as Depositary, and all Holders of ADRs issued thereunder. Filed herewith as Exhibit (a).
(b)

Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereby or the custody of the deposited securities represented thereby. None.
(c)

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. See (a) above.
(d)

Opinion of counsel for the Depositary as to the legality of the securities being registered. Not Applicable
(e)

Certificate under Rule 466.  None.
(f)

Not Applicable



Item 4. UNDERTAKINGS
(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)

If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the Fees and chargers are incorporated in CUSIP. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.




SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, Stanley Howard Enfranchise Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Sacramento, California, USA, on October 24, 2019.

Stanley Howard Enfranchise Inc.


By:
/s/ Stanley, Howard



Name:
Stanley, Howard



Title:
President and CEO


By:
/s/ Lewis, Yolanda



Name:
Lewis, Yolanda



Title:
Vice-President, Secretary




SIGNATURE OF AUTHORIZED REPRESENTATIVE OF
THE REGISTRANT IN THE UNITED
STATES
     Pursuant to the Securities Act of 1933, this registration statement has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States on October 29, 2019.

Stanley Howard Enfranchise Inc.



By:/s/ Stanley, Howard


Name:
Stanley, Howard

Title:
President and CEO




By:
/s/ Lewis, Yolanda

Name:
Lewis,
Yolanda




Title:
Vice-President, Secretary